

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

Robert Wiley
Chief Financial Officer
AMMO, INC.
7681 E. Gray Road
Scottsdale, AZ 85260

> **Re: AMMO, INC.**
> **Form 10-Q for the period ended June 30, 2020**
> **Filed August 19, 2020**
> **File No. 001-13101**

Dear Mr. Wiley:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing